Exhibit (a)(1)(vi)

November 3, 2005

To Our Shareholders:

First Financial Bancorp. (the “Company”) is offering to purchase up to 3,250,000 common shares, including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement, at a purchase price not greater than $19.50 nor less than $17.50 per share, net to you in cash, without interest. The Company is conducting the tender offer through a procedure commonly referred to as a modified “Dutch Auction.” This procedure allows you to select the price within the $19.50 to $17.50 range at which you are willing to sell all or a portion of your common shares to the Company. Alternatively, you can elect to sell all or a portion of your common shares to the Company at the price determined by the Company in accordance with the modified “Dutch Auction” process. On Tuesday, November 1, 2005, the last trading day prior to commencement of the tender offer, the last reported sale price of our common shares on the Nasdaq National Market was $18.55 per share.

Based on the number of common shares tendered and the prices specified by the tendering shareholders, the Company will determine a single per share price within the $19.50 to $17.50 range that will allow it to buy 3,250,000 shares (or such lesser number of shares that are properly tendered). We will purchase the shares that are properly tendered at or below that purchase price (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders, for cash at that purchase price, net to the selling shareholder.

If you do not wish to participate in the tender offer, you do not need to take any action.

The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor any member of its Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the tender offer. You should also discuss whether to tender your shares with your broker or other financial or tax advisor. The Company’s directors and executive officers have indicated that they will not tender any of their shares in the tender offer, as more specifically discussed in Section 11 of the Offer to Purchase.

Please note that the tender offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, December 2, 2005, unless we extend it.

Any shareholder whose shares are properly tendered directly to ComputerShare Trust Company of New York, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for your to sell your shares without having to pay “odd lot” discounts.

If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact the Dealer Manager for the tender offer, Stifel, Nicolaus & Company, Incorporated, at (314) 342-4054 or Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, at (800) 645-3320.

Sincerely,

/s/ Claude E. Davis

Claude E. Davis

President and Chief Executive Officer

This letter does not constitute an offer to buy or the solicitation of an offer to sell common shares of First Financial Bancorp. The tender offer is being made only pursuant to the offer to purchase, letter of transmittal and related materials that First Financial will shortly be distributing to its shareholders and filing with the Securities and Exchange Commission. Shareholders and investors should read carefully the offer to purchase, letter of transmittal, and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders and investors may obtain a free copy of the tender offer statement on “Schedule TO”, the offer to purchase, letter of transmittal, and other documents that First Financial will shortly be filing with the United States Securities and Exchange Commission (the “Commission”) at the Commission’s website at www.sec.gov. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.